STATEMENT OF INVESTMENTS

Dreyfus New York Tax Exempt Intermediate Bond Fund

February 28, 2007 (Unaudited)

Long-Term Municipal Investments--99.6%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York--95.7%				
Buffalo				
(Insured; FGIC)	5.00	12/1/12	1,800,000	1,906,380
Buffalo				
(Insured; FGIC)	5.13	12/1/14	2,820,000	2,998,760
Buffalo Fiscal Stability				
Authority, Sales Tax and State				
Aid Secured Bonds (Insured;				
MBIA)	5.00	9/1/19	1,985,000	2,154,976
Cattaraugus County Industrial				
Development Agency, Civic				
Facility Revenue (Saint				
Bonaventure University Project)	5.00	9/15/09	745,000	753,404
Cattaraugus County Industrial				
Development Agency, Civic				
Facility Revenue (Saint				
Bonaventure University Project)	5.00	9/15/09	1,055,000	1,066,900
Cattaraugus County Industrial				
Development Agency, Civic				
Facility Revenue (Saint				
Bonaventure University Project)	5.00	9/15/10	1,110,000	1,126,717
Cattaraugus County Industrial				
Development Agency, Civic				
Facility Revenue (Saint				
Bonaventure University Project)	5.00	9/15/10	740,000	751,144
Cattaraugus County Industrial				
Development Agency, Civic				
Facility Revenue (Saint				
Bonaventure University Project)	5.00	9/15/11	1,160,000	1,177,087
Cattaraugus County Industrial				
Development Agency, Civic				
Facility Revenue (Saint				
Bonaventure University Project)	5.00	9/15/11	825,000	837,152
Cattaraugus County Industrial				
Development Agency, Civic				
Facility Revenue (Saint				
Bonaventure University Project)	5.00	9/15/12	1,225,000	1,242,640
City School District of the City				
of Niagara Falls, COP (High				
School Facility) (Insured; FSA)	5.00	6/15/19	3,250,000	3,498,755
City School District of the City				
of Niagara Falls, COP (High				
School Facility) (Insured;				
MBIA)	5.63	6/15/13	2,045,000	2,275,737
Erie County,				

Public Improvement (Insured; MBIA)	5.25	4/1/18	2,000,000	2,189,140
Hempstead Town Industrial Development Agency, Civic Facility Revenue (Hofstra University Civic Facility)	5.25	7/1/18	1,730,000	1,845,495
Hempstead Town Industrial Development Agency, RRR (American Ref Fuel Project)	5.00	6/1/10	6,000,000	6,166,800
Huntington Housing Authority, Senior Housing Facility Revenue (Gurwin Jewish Senior Residences Project)	5.50	5/1/09	1,140,000	1,150,659
Long Island Power Authority, Electric System General Revenue (Insured; AMBAC)	5.50	12/1/11	5,000,000	5,397,000
Long Island Power Authority, Electric System General Revenue (Insured; MBIA)	5.80	9/1/15	2,000,000 a	1,998,520
Metropolitan Transportation Authority, Transit Facilities Revenue (Insured; FSA)	5.13	1/1/12	1,830,000 b	1,954,147
Metropolitan Transportation Authority, Transit Facilities Revenue (Insured; FSA)	5.13	7/1/12	3,820,000 b	4,103,482
Nassau County General Improvement (Insured; FSA)	5.75	3/1/10	4,955,000 b	5,262,705
Nassau County Health Care Corp., Health System Revenue (Insured; FSA)	6.00	8/1/09	4,000,000 b	4,291,840
New York City	5.00	11/1/12	2,000,000	2,121,900
New York City	5.25	8/1/17	2,295,000	2,490,695
New York City	5.25	10/15/19	5,000,000	5,380,200
New York City	5.00	4/1/20	3,500,000	3,746,050
New York City	5.00	8/1/20	2,000,000	2,145,500
New York City	5.00	8/1/22	2,000,000	2,154,880
New York City	5.25	10/15/22	2,000,000	2,158,140
New York City (Insured; FSA)	5.25	10/15/19	1,450,000	1,577,904
New York City Health and Hospital Corp., Health System Revenue	5.25	2/15/17	1,550,000	1,598,577
New York City Industrial Development Agency, Civic Facility Revenue (College of Aeronautics Project)	5.10	5/1/08	500,000	508,440
New York City Industrial Development Agency, Civic Facility Revenue (College of Aeronautics Project)	5.25	5/1/08	555,000 b	575,962
New York City Industrial Development Agency, Civic				

Facility Revenue (College of Aeronautics Project)	5.30	5/1/08	585,000 [b]	607,429
New York City Industrial Development Agency, Civic Facility Revenue (United Jewish Appeal Federation Project)	5.00	7/1/12	1,460,000	1,552,987
New York City Industrial Development Agency, Civic Facility Revenue (United Jewish Appeal Federation Project)	5.25	7/1/15	1,640,000	1,791,011
New York City Industrial Development Agency, PILOT Revenue (Queens Baseball Stadium Project) (Insured; AMBAC)	5.00	1/1/20	2,775,000	3,040,179
New York City Industrial Development Agency, Special Facility Revenue (American Airlines, Inc. John F. Kennedy International Airport Project)	7.13	8/1/11	2,750,000	2,932,132
New York City Industrial Development Agency, Special Facility Revenue (American Airlines, Inc. John F. Kennedy International Airport Project)	7.50	8/1/16	2,500,000	2,950,600
New York City Industrial Development Agency, Special Facility Revenue (Terminal One Group Association, L.P. Project)	5.00	1/1/10	2,780,000	2,865,124
New York City Industrial Development Agency, Special Facility Revenue (Terminal One Group Association, L.P. Project)	5.50	1/1/16	2,000,000	2,205,800
New York City Industrial Development Agency, Special Facility Revenue (Terminal One Group Association, L.P. Project)	5.50	1/1/18	2,830,000	3,105,783
New York City Transit Authority, Metropolitan Transportation Authority, Triborough Bridge and Tunnel Authority, COP (Insured; AMBAC)	5.63	1/1/13	2,675,000	2,838,148
New York City Transitional Finance Authority, Building Aid Revenue (Insured; FGIC)	5.00	7/15/22	3,000,000	3,274,740
New York City Transitional Finance Authority, Future Tax Secured				

Revenue	5.25	5/15/09	3,000,000 b	3,135,570
New York City Transitional Finance Authority, Future Tax Secured Revenue	5.75	2/15/10	2,115,000 b	2,262,902
New York City Transitional Finance Authority, Future Tax Secured Revenue	5.75	2/15/10	2,885,000 b	3,086,748
New York Convention Center Development Corp., Revenue (Hotel Unit Fee Secured) (Insured; AMBAC)	5.00	11/15/18	3,440,000	3,737,216
New York State Dormitory Authority, FHA-Insured Mortgage HR (The Long Island College Hospital)	6.00	8/15/15	2,930,000	3,222,561
New York State Dormitory Authority, LR (Court Facilities - Westchester County)	5.00	8/1/10	5,570,000	5,763,836
New York State Dormitory Authority, Revenue (Carmel Richmond Nursing Home) (LOC; Allied Irish Bank PLC)	5.00	7/1/15	2,000,000	2,069,900
New York State Dormitory Authority, Revenue (Catholic Health - Long Island Obligation Group)	5.00	7/1/10	1,370,000	1,411,525
New York State Dormitory Authority, Revenue (Catholic Health - Long Island Obligation Group)	5.00	7/1/11	1,585,000	1,643,677
New York State Dormitory Authority, Revenue (Consolidated City University System) (Insured; FGIC)	5.75	7/1/16	2,000,000	2,130,240
New York State Dormitory Authority, Revenue (FIT Student Housing Corp.) (Insured; FGIC)	5.25	7/1/16	3,755,000	4,108,345
New York State Dormitory Authority, Revenue (Lenox Hill Hospital Obligated Group)	5.75	7/1/15	1,000,000	1,062,470
New York State Dormitory Authority, Revenue (Manhattan College) (Insured; Radian)	5.50	7/1/12	1,450,000	1,561,549
New York State Dormitory Authority, Revenue (Manhattan College) (Insured; Radian)	5.50	7/1/13	2,605,000	2,798,369
New York State Dormitory Authority, Revenue (Mental Health Services Facilities Improvement)	5.25	2/15/14	2,305,000 b	2,530,706

New York State Dormitory Authority, Revenue (Mental Health Services Facilities Improvement)	5.25	2/15/18	445,000	481,997
New York State Dormitory Authority, Revenue (Mental Health Services Facilities Improvement) (Insured; FSA)	4.00	2/15/14	1,750,000 c	1,781,412
New York State Dormitory Authority, Revenue (Mount Sinai NYU Health Obligated Group)	5.00	7/1/11	850,000	858,568
New York State Dormitory Authority, Revenue (Mount Sinai NYU Health Obligated Group)	5.00	7/1/13	1,000,000	1,008,910
New York State Dormitory Authority, Revenue (Municipal Health Facilities Improvement Program) (Insured; FSA)	5.50	1/15/13	1,350,000	1,442,313
New York State Dormitory Authority, Revenue (New York Methodist Hospital)	5.25	7/1/13	1,450,000	1,549,310
New York State Dormitory Authority, Revenue (New York Methodist Hospital)	5.25	7/1/14	1,855,000	1,998,095
New York State Dormitory Authority, Revenue (New York Methodist Hospital)	5.25	7/1/16	2,055,000	2,202,734
New York State Dormitory Authority, Revenue (New York Methodist Hospital)	5.25	7/1/19	1,395,000	1,490,725
New York State Dormitory Authority, Revenue (North Shore Long Island Jewish Group)	5.00	5/1/18	3,280,000	3,436,686
New York State Dormitory Authority, Revenue (NYSARC, Inc.) (Insured; FSA)	5.00	7/1/12	1,100,000	1,172,248
New York State Dormitory Authority, Revenue (Park Ridge Housing, Inc.) (Collateralized; FNMA)	6.13	8/1/15	2,875,000	3,083,610
New York State Dormitory Authority, Revenue (Rivington House Health Care Facility) (Collateralized; SONYMA)	5.25	11/1/12	1,000,000	1,074,660
New York State Dormitory Authority, Revenue (Rivington House Health Care Facility) (Collateralized; SONYMA)	5.25	11/1/14	5,430,000	5,885,088
New York State Dormitory Authority, Revenue (Saint				

Barnabas Hospital) (Insured; AMBAC)	5.25	8/1/15	2,135,000	2,281,098
New York State Dormitory Authority, Revenue (Schools Program)	5.25	7/1/11	1,435,000	1,498,040
New York State Dormitory Authority, Revenue (Schools Program) (Insured; MBIA)	5.25	7/1/10	1,670,000	1,744,716
New York State Dormitory Authority, Revenue (State Service Contract - Albany County)	5.25	4/1/08	1,210,000 b	1,243,239
New York State Dormitory Authority, Revenue (State University Educational Facility) (Insured; FGIC)	5.25	5/15/13	2,500,000	2,675,250
New York State Dormitory Authority, Revenue (Upstate Community Colleges)	5.25	7/1/18	2,000,000	2,173,480
New York State Dormitory Authority, Secured HR (Interfaith Medical Center) (Insured; MBIA)	5.38	2/15/12	3,340,000	3,436,292
New York State Dormitory Authority, State Personal Income Tax Revenue (Education)	5.38	3/15/13	5,000,000 b	5,476,900
New York State Dormitory Authority, State Personal Income Tax Revenue (Education) (Insured; FSA)	5.00	3/15/21	5,000,000	5,396,350
New York State Environmental Facilities Corp., State Personal Income Tax Revenue (Environment) (Insured; FGIC)	5.38	1/1/13	1,000,000 b	1,092,440
New York State Environmental Facilities Corp., SWDR (Waste Management, Inc. Project)	4.45	7/1/09	2,000,000	2,006,020
New York State Housing Finance Agency, Housing Revenue (Capitol Green Apartments) (Collateralized; FNMA)	4.38	11/15/17	1,000,000	1,014,490
New York State Housing Finance Agency, Revenue (Service Contract Obligation)	5.25	3/15/11	3,465,000	3,550,828
New York State Housing Finance Agency, State Personal Income Tax Revenue (Economic Development and Housing)	5.00	9/15/18	1,400,000	1,526,238
New York State Housing Finance Agency, State Personal Income Tax Revenue (Economic Development and Housing)				

(Insured; FGIC)	5.00	9/15/20	1,270,000	1,367,942
New York State Thruway Authority, Highway and Bridge Trust Fund Bonds (Insured; FGIC)	5.75	4/1/10	2,000,000 [b]	2,145,320
New York State Thruway Authority, Second General Highway and Bridge Trust Fund (Insured; AMBAC)	6.97	4/1/18	5,000,000 [d,e]	5,441,100
New York State Urban Development Corp., Corporate Purpose - Subordinated Lien	5.13	7/1/18	4,550,000	4,898,121
Niagara County Industrial Development Agency, Solid Waste Disposal Facility Revenue (American Ref-Fuel Company of Niagara, LP Facility)	5.63	11/15/14	1,350,000	1,426,478
Port Authority of New York and New Jersey (Consolidated Bonds, 142nd Series)	5.00	7/15/18	5,000,000	5,428,800
Rensselaer County Industrial Development Agency, Civic Facility Revenue (Emma Willard School Project)	4.25	1/1/17	755,000	779,417
Rensselaer County Industrial Development Agency, Civic Facility Revenue (Emma Willard School Project)	4.30	1/1/18	845,000	871,888
Rensselaer County Industrial Development Agency, IDR (Albany International Corp.) (LOC; Bank of America)	7.55	6/1/07	2,000,000	2,017,260
Suffolk County Industrial Development Agency, Continuing Care Retirement Community Revenue (Jefferson's Ferry Project)	5.00	11/1/12	1,455,000	1,512,036
Suffolk County Industrial Development Agency, Continuing Care Retirement Community Revenue (Jefferson's Ferry Project)	5.00	11/1/13	1,000,000	1,045,200
Suffolk County Judicial Facilities Agency, Service Agreement Revenue (John P Cohalan Complex) (Insured; AMBAC)	5.00	4/15/16	2,720,000	2,834,539
Tobacco Settlement Financing Corp. of New York, Asset-Backed Revenue Bonds (State Contingency Contract Secured)	5.50	6/1/18	4,775,000	5,159,483
Tobacco Settlement Financing Corp. of New York, Asset-Backed				

Revenue Bonds (State Contingency Contract Secured)	5.50	6/1/21	3,000,000	3,264,960
Triborough Bridge and Tunnel Authority, General Revenue	5.25	11/15/12	4,450,000	4,810,406
Triborough Bridge and Tunnel Authority, Special Obligation Revenue (Insured; MBIA)	5.13	1/1/14	3,000,000 [b]	3,272,250
Westchester County Industrial Development Agency, Resource Recovery Equity Bonds (Westchester Resco Co. Project)	5.50	7/1/09	2,650,000	2,686,994
Westchester Tobacco Asset Securitization Corp., Tobacco Settlement Asset-Backed Bonds	4.50	6/1/21	2,800,000	2,773,372
Yonkers, GO (Insured; AMBAC)	5.25	6/1/09	2,110,000 [b]	2,205,857
U.S. Related--3.9%				
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	5.75	7/1/10	2,000,000 [b]	2,137,060
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	5.75	7/1/10	3,000,000 [b]	3,205,590
Guam Waterworks Authority, Water and Wastewater System Revenue	5.50	7/1/16	1,000,000	1,069,200
Virgin Islands Water and Power Authority, Electric System Revenue (Insured; Radian)	5.13	7/1/11	4,230,000	4,343,491
Total Long-Term Municipal Investments (cost $264,478,353)				**273,575,736**

Short-Term Municipal Investments--.9%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York;				
New York City (LOC; California Public Employees Retirement System)	3.59	3/1/07	1,000,000 [f]	1,000,000
New York City Transitional Finance Authority, Future Tax Secured Revenue (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	3.61	3/1/07	1,410,000 [f]	1,410,000
Total Short-Term Municipal Investments (cost $2,410,000)				**2,410,000**
Total Investments (cost $266,888,353)			**100.5%**	**275,985,736**
Liabilities, Less Cash and Receivables			**(.5%)**	**(1,335,676)**
Net Assets			**100.0%**	**274,650,060**

a Variable rate security--interest rate subject to periodic change.

b These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

c Purchased on a delayed delivery basis.

d Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. At February 28, 2007, this security amounted to $5,441,100 or 2.0% of net assets.

e Collateral for floating rate borrowings.

f Securities payable on demand. Variable interest rate--subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue

TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance